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EXHIBIT 8

List of subsidiaries

Name	Jurisdiction
Wavecom Asia Pacific Limited	Hong Kong SAR -PRC
Wavecom Inc	Delaware, U.S.A.
Arguin Communications Inc	California, U.S.A.
Wavecom Korea Co. Ltd	Republic of Korea (South Korea)
Wavecom Deutschland GMBH	Federal Republic of Germany
Wavecom Northern Europe Ltd	United Kingdom

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List of subsidiaries